Immunome, Inc.

665 Stockton Drive, Suite 300

Exton, Pennsylvania 19341

August 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Immunome, Inc.

Registration Statement on Form S-4 File No. 333-273792

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Immunome, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-273792), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m., Washington, D.C. time, on August 28, 2023, or as soon as possible thereafter.

The Company hereby authorizes Daniel A. Bagliebter, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Bagliebter at (212) 692-6856 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Bagliebter.

Very truly yours,

IMMUNOME, INC.

/s/ Purnanand D. Sarma, Ph.D
Purnanand D. Sarma, Ph.D.
President and Chief Executive Officer

cc:	Immunome, Inc.

Sandra Stoneman, Esq., Chief Legal Officer and General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel A. Bagliebter, Esq.

Cooley LLP

Thomas Coll, Esq.

Barbara Borden, Esq.

Carlos Ramirez, Esq.